Mail Stop 4561

June 6, 2006

James S. Mahan, III
Chairman and Chief Executive Officer
S1 Corporation
3500 Lenox Road NE, Suite 200
Atlanta, GA 30326

Re: S1 Corporation
 PRE 14A filed May 24, 2006
 File No. 0-24931

 Soliciting Materials filed pursuant to Rule 14a-12 on April 25, 2006
 File No. 0-24931

Dear Mr. Mahan:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A

1.   We note your revised disclosure and responses to prior comments 5 and of our letter dated April 28, 2005. As previously discussed with counsel, please amend the disclosure in your annual report for the fiscal year ended December 31, 2005 to provide similar disclosure.

2.   Please refer to prior comment 8 of our letter dated April 28, 2006. We note from your response that the Master Software Development and Consulting Services Agreement is effectively an "umbrella" agreement covering a broad scope of potential work that does not provide for any minimum quantity of work or revenues, but merely acts as a framework to govern your overall relationship with State Farm. As such, you argue that is not required to be publicly filed because it does not fall within one of the categories of agreements specified in Item 601(b)(10)(ii)(A)-(D). Given that State Farm owns more than 5% of your common stock and is a security holder named in the Schedule 14A and incorporated by reference into the Form 10-K, it appears that the contract is subject to Item 601(b)(ii)(A). Item 601(b)(ii)(A) does not provide exceptions for "umbrella" contracts or contracts that may be terminable with limited notice. In addition, this contract governs the framework for your relationship with a customer responsible for 25% of the revenues in your Financial Institutions business segment in fiscal 2005 and 22%, 23% and 21% of revenues from

continuing operations during the years ended December 31, 2005, 2004 and 2003, respectively. Given the importance of State Farm to this industry segment and to your overall revenues over the last three years, it appears you are substantially dependent on this contract. Please file this contract as an exhibit to your Form 10-K/A.

3.   We further note your expanded disclosure on page 18. However, you should revise your disclosure to provide the material terms of all significant agreements, including the Master Software Development and Consulting Services, which set forth the terms of your relationship with State Farm. This disclosure should include a description of the manner in which you are presented and bid on individual work orders and how the existence of this "umbrella" agreement facilitates this process. Given that State Farm is a related party, the process by which you obtain individual work orders should be described in detail, i.e., through a competitive bidding with parties unrelated to State Farm or otherwise. You should describe in detail any differences in the manner in which you price individual work orders for State Farm versus the manner in which you price work orders for unrelated parties. Please also tell us if any one work order accounts for a significant amount of total revenues. If so, provide a detailed analysis as to whether such work order should be filed as a material agreement.

<p align="center">*   *   *   *</p>

As appropriate, please amend your filing and respond to these comments. You should provide us with marked copies of the amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Michael Pressman, Special Counsel, at (202) 551-3345, Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (202) 637-5910

Stuart G. Stein, Esq.
Amit Saluja, Esq.
Hogan & Hartson LLP
Phone: (202) 637-8575